IE PUBCO INC.

600 Travis Street, Suite 7200

Houston, Texas 77002

November 1, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    IE PubCo Inc.

Registration Statement on Form S-4, as amended

File No. 333-258157

Ladies and Gentlemen:

On behalf of IE PubCo Inc. (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on November 3, 2021, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. In making this acceleration request, the Registrant acknowledges that it is aware of its obligations under the Act. Once the above-referenced Registration Statement on Form S-4 has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling Doug McWilliams at (713) 758-3613.

Thank you for your assistance with this matter.

Very truly yours,

IE PUBCO INC.

By:	/s/ Brandi Kendall
Name:	Brandi Kendall
Title:	Chief Financial Officer

cc:    Doug McWilliams, Vinson & Elkins L.L.P.